SIDLEY AUSTIN LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA ☐ ASIA PACIFIC ☐ EUROPE

June 22, 2020

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jan Woo
Matthew Crispino
Stephen Krikorian
Ryan Rohn

Re:	nCino, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted May 15, 2020 CIK No. 0001566895

Ladies and Gentlemen:

On behalf of our client, nCino, Inc. (“nCino” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 27, 2020 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted on May 15, 2020 (the “Registration Statement”). Concurrently with this letter, we are transmitting via EDGAR for filing with the Commission a revised Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Form S-1 and a copy marked to show all changes from the version confidentially submitted on May 15, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the Form S-1.

Amendment No. 2 to Draft Registration Statement on Form S-1

Market, Industry and Other Data, page 42

1.

We note your disclosure on page 74 that the information regarding your market opportunity is based on a 2019 study conducted on your behalf by Grata Inc., a third-party market research firm. Please disclose in this section that this study was commissioned by the company. File a consent as an exhibit to the registration statement pursuant to Rule 436 of Regulation C and Section 7 of the Securities Act.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

June 22, 2020

Response: The Company respectfully advises the Staff that, pursuant to Rule 436 of the Securities Act of 1933, as amended (“Rule 436”), no expert’s consent is required unless a portion of the expert’s report or opinion is quoted or summarized as such in the registration statement. In addition, pursuant to the Staff’s guidance contained in Securities Act Rules CDI 233.02, the consent requirement applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure, with resultant Section 11 liability for the expert and a reduction in the due diligence defense burden of proof for other Section 11 defendants with respect to such disclosure.

The Company respectfully advises the Staff that it takes full responsibility for the industry and market data in this section and that the disclosures in this section are attributed to the Company’s management based on information from the Grata Inc. report (the “Grata Report”). The Company supplementally advises the Staff that while the Company commissioned the report, it did so for marketing research relating to the global banking market and not specifically for inclusion in the Registration Statement. For the foregoing reasons, the Company respectfully advises the Staff that it believes there is no requirement for the Company to name the third party expert in its Registration Statement or file such third party’s consent as an exhibit thereto.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 52

2.

Your disclosure on page F-42 indicates that due to the COVID-19 outbreak, there is a significant uncertainty surrounding the potential impact on your results of operations and cash flows. Ensure that your MD&A disclosure addresses known trends in recognized revenue and whether you expect the trends to continue in periods subsequent to the recent reporting period. That is, describe the underlying factors that are impacting trends in your revenue recognized including customer behavior and your ability to maintain the sales cycle. To the extent such trends remain uncertain, consider including key performance indicators to provide data on the impact on your near-term and long-term revenues, earnings, liquidity and cash flows. For example, consider discussing whether customers are adding or reducing seats in April and through the most recent date such information is available. Refer to the CF Disclosure Guidance: Topic No. 9 located on our website at https://www.sec.gov/corpfin/coronavirus-covid-19.

Response:    In response to the Staff’s comment the Company has added disclosure related to the COVID-19 pandemic on pages 54, 60, 61 and 62.

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

June 22, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations Factors Affecting Our Operating Results, page 53

3.

We note your response to prior comment 2 that the company intends to omit disclosure regarding ACV-based net retention from the prospectus but continue to include the cohort based presentation and discussion of ACV-based net revenue. To provide appropriate context, please provide a definition of ACV-based net retention in the filing.

Response:    In response to the Staff’s comment, the Company has revised its disclosure on page 54.

Exhibits

4.	Please file the employment agreements with Messrs. Naudé and Mr. Rudow which were entered into during fiscal year 2020.

Response: The Company advises the Staff that the Employment Agreements for Messrs. Naudé and Rudow that will be in effect when the Company is public are presently being finalized and will be filed once they are complete.

In addition, we note that in response to the Staff’s June 17, 2020 oral comments on the Company’s proposed artwork to be included in the Registration Statement, the Company has revised the Registration Statement to include a reference to Coastal States Bank to provide further context for the quotation from Coastal State Bank’s EVP and Chief Credit Officer that appears in such artwork. Further, the Company has removed the fiscal year 2020 revenue figure from such artwork and replaced it with a statistic noting the number of countries in which the Company’s operating system is deployed. The Company believes these changes should adequately address the Staff’s comments on its proposed artwork.

* * * *

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

June 22, 2020

If you have questions with respect to the Form S-1 or the responses set forth above, please direct the questions to me at (212) 839-5931 or rryan@sidley.com.

Sincerely,

/s/ Robert A. Ryan

Robert A. Ryan

Sidley Austin LLP

cc:	Pierre Naudé, Chief Executive Officer

Greg Orenstein, Chief Corporate Development & Legal Officer and Secretary

David Rudow, Chief Financial Officer

Martin A. Wellington, Sidley Austin LLP

Paul D. Tropp, Ropes & Gray LLP

Michael Pilo, Ropes & Gray LLP